UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): October 30, 2025 (October 27, 2025)

CANTOR EQUITY PARTNERS II, INC.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-42630	98-1576521
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

110 East 59th Street

New York, NY 10022

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (212) 938-5000

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A ordinary shares, par value $0.0001 per share	CEPT	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

Business Combination Agreement

On October 27, 2025, Cantor Equity Partners II, Inc., a Cayman Islands exempted company (“CEPT”), Securitize, Inc., a Delaware corporation (“Securitize”), Securitize Holdings, Inc., a Delaware corporation (“Pubco”), Pinecrest Merger Sub, a Cayman Islands exempted company and wholly owned subsidiary of Pubco (“CEPT Merger Sub”), and Senna Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of CEPT (“Securitize Merger Sub”), entered into a Business Combination Agreement (the “Business Combination Agreement”). Capitalized terms used in this Current Report on Form 8-K (this “Report”) but not otherwise defined herein have the meanings given to them in the Business Combination Agreement.

Pursuant to the Business Combination Agreement, and subject to the terms and conditions set forth therein, upon the consummation of the transactions contemplated thereby (the “Closing” and the date of the Closing, the “Closing Date”), the CEPT Merger and the Securitize Merger (as each such term is defined below) will be effectuated. The CEPT Merger and the Securitize Merger are collectively referred to as the “Mergers” and the Mergers, together with the other transactions contemplated by the Business Combination Agreement, the Subscription Agreements (as defined below) and the other ancillary documents thereto are collectively referred to as the “Transactions”.

On the Closing Date, CEPT will merge with and into CEPT Merger Sub (the “CEPT Merger”), with CEPT Merger Sub continuing as the surviving entity, in connection with which (i) immediately prior to the effective time, each issued and outstanding Class B ordinary share, par value $0.0001 per share, of CEPT (“CEPT Class B Ordinary Shares”), other than the Surrendered CEPT Shares (as defined below), will automatically convert into one Class A ordinary share, par value $0.0001 per share, of CEPT (the “CEPT Class A Ordinary Shares” and, together with the CEPT Class B Ordinary Shares, the “CEPT Ordinary Shares”), and (ii) at the effective time, the holders of CEPT Class A Ordinary Shares (other than the holders who validly redeemed their CEPT Class A Ordinary (the “Redeemed CEPT Shares”) in accordance with CEPT’s amended and restated memorandum and articles of association (the “CEPT Memorandum and Articles”) and CEPT’s final prospectus for its initial public offering dated as of May 1, 2025 and filed by CEPT with the SEC on May 2, 2025 (the “IPO Prospectus”) will receive one share of Pubco common stock, par value $0.0001 per share (“Pubco Common Stock”), for each CEPT Class A Ordinary Share held by such CEPT shareholder. The Redeemed CEPT Shares will be cancelled and after such cancellation will cease to have any rights except for the right to be paid a pro rata share of the trust account balance in accordance with the CEPT Memorandum and Articles and IPO Prospectus.

At least two (2) hours after the CEPT Merger, Securitize Merger Sub will merge with and into Securitize, with Securitize continuing as the surviving entity (the “Securitize Merger”), in connection with which (i) immediately prior to the effective time, each issued and outstanding share of Securitize preferred stock, par value $0.0001 per share (the “Securitize Preferred Stock”) will be automatically converted into one share of common stock of Securitize, par value $0.0001 per share (“Securitize Common Stock”), and (ii) at the effective time, the holders of Securitize Common Stock (the “Securitize Stockholders”) will receive a number of shares of Pubco Common Stock equal to the Per Share Company Merger Consideration.

The “Per Share Company Merger Consideration” is, for each share of Securitize Common Stock being converted into shares of Pubco Common Stock in the Securitize Merger, such number of shares of Pubco Common Stock equal to (a) (i) the Equity Value of Securitize (which is $1.25 billion, subject to adjustments calculated in accordance with the Business Combination Agreement), divided by (b) the Fully-Diluted Company Shares (calculated in accordance with the Business Combination Agreement), divided by (iii) $10.00, and (b) the right to receive the relevant portion of 6,250,000 shares of Pubco Common Stock (the “Securitize Earn-Out Shares”), if any, attributable to such shares.

The Securitize Earn-Out Shares will be issued to Securitize Stockholders if, at any time during the five (5) year period following the Closing Date (the “Earn-Out Period”), the volume-weighted average price (the “VWAP”) of Pubco Common Stock exceeds certain price thresholds as described below: (i) one-third of the Securitize Earn-Out Shares will be issued if the VWAP of Pubco Common Stock exceeds $15.00 for 20 out of any 30 trading days beginning 90 days after Closing, (ii) one-third of the Securitize Earn-Out Shares will be issued if the VWAP of Pubco Common Stock exceeds $20.00 for 20 out of any 30 trading days beginning 90 days after Closing, and (iii) one-third of the Securitize Earn-Out Shares will be issued if the VWAP of Pubco Common Stock exceeds $25.00 for 20 out of any 30 trading days beginning 90 days after Closing.

As a result of the Mergers and the other transactions contemplated by the Business Combination Agreement (the “Business Combination”), CEPT Merger Sub and Securitize will become wholly-owned subsidiaries of Pubco and Pubco will become a publicly traded company, all upon the terms and subject to the conditions set forth in the Business Combination Agreement and in accordance with applicable law.

Representations and Warranties

The Business Combination Agreement contains customary representations and warranties of the parties, which shall not survive the Closing. Many of the representations and warranties are qualified by materiality or Material Adverse Effect. “Material Adverse Effect” as used in the Business Combination Agreement means with respect to any specified person, any fact, development, change, circumstance, occurrence or effect that has had, or would be reasonably be expected to have, individually or in the aggregate, a material adverse effect on (i) the business, assets, liabilities, results of operations or financial condition of such person and its subsidiaries, taken as a whole, or (ii) the ability of such person or any of its subsidiaries to consummate the Transactions or to perform its obligations under the Business Combination Agreement or any ancillary agreements to which it is a party, in each case subject to certain customary exceptions. Certain of the representations are subject to specified exceptions and qualifications contained in the Business Combination Agreement or in information provided pursuant to certain disclosure schedules to the Business Combination Agreement.

Covenants

The Business Combination Agreement also contains pre-closing covenants of the parties, including obligations of the parties to operate their respective businesses in the ordinary course consistent with past practice, and to refrain from taking certain specified actions without the prior written consent of certain other parties, in each case, subject to certain exceptions and qualifications. Additionally, the parties have agreed not to solicit, negotiate or enter into competing transactions, as further provided in the Business Combination Agreement. The covenants do not survive the Closing (other than those that are to be performed after the Closing).

The Business Combination Agreement also contains obligations of certain of the parties to use their commercially reasonable efforts to consummate the Transactions, including the PIPE Investment (as defined below). In addition, CEPT, Pubco and Securitize agreed, as promptly as practicable after the execution of the Business Combination Agreement, to prepare, and Pubco agreed to file with the U.S. Securities and Exchange Commission (the “SEC”), a registration statement on Form S-4 (as amended or supplemented from time to time, the “Registration Statement”) in connection with the registration under the Securities Act of 1933, as amended (the “Securities Act”) of the issuance of Pubco Common Stock to certain CEPT shareholders, and containing a proxy statement/prospectus for the purpose of CEPT soliciting proxies from the CEPT shareholders to approve (the “CEPT Shareholder Approval”), at an extraordinary general meeting of CEPT shareholders (the “CEPT Shareholder Meeting”), the Business Combination Agreement, the Transactions and related matters (the “CEPT Shareholder Approval Matters”) and providing CEPT shareholders holding CEPT Class A Ordinary Shares an opportunity, in accordance with the CEPT Memorandum and Articles and IPO Prospectus, to have such shares redeemed.

The parties agreed to take all necessary action so that effective as of the Closing, the board of directors of Pubco will consist of such members to be designated by Securitize.

Conditions to the Parties’ Obligations to Consummate the Merger

Under the Business Combination Agreement, the obligations of the parties to consummate (or cause to be consummated) the Transactions are subject to a number of customary conditions for special purpose acquisition companies, including, among others, the following: (i) the receipt of the CEPT Shareholder Approval; (ii) the consummation of the Transactions not being prohibited by applicable law; (iii) effectiveness of the Registration Statement; and (iv) the shares of Pubco Common Stock having been approved for listing on Nasdaq, the New York Stock Exchange or another national stock exchange.

The obligations of CEPT to consummate (or cause to be consummated) the Transactions are also subject to, among other things (i) the representations and warranties of Pubco and Securitize being true and correct, subject to the applicable materiality standards contained in the Business Combination Agreement, (ii) material compliance by Pubco, Securitize and CEPT Merger Sub with their respective pre-closing covenants, (iii) the receipt of duly executed Lock-Up Agreements (as defined below) from the number of Securitize Stockholders required to approve the Transactions and (iv) no occurrence of a Material Adverse Effect with respect to Securitize and its subsidiaries, taken as a whole.

The obligations of Pubco and Securitize to consummate (and cause to be consummated) the Transactions are also subject to, among other things: (i) the representations and warranties of CEPT being true and correct, subject to the applicable materiality standards contained in the Business Combination Agreement, (ii) material compliance by CEPT with its applicable pre-closing covenants, (iii) the gross proceeds from the PIPE Investment (including shares deemed to have been purchased in accordance with the terms of the PIPE Subscription Agreements) being no less than $100.0 million and (iv) no occurrence of a Material Adverse Effect with respect to CEPT.

Termination Rights

The Business Combination Agreement contains certain termination rights, including, among others, the following: (i) upon the mutual written consent of CEPT and Securitize, (ii) by CEPT or Securitize if a Governmental Authority shall have issued an Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the Transactions, (iii) by Securitize if there has been a Modification in Recommendation, (iv) by either CEPT or Securitize if the CEPT Shareholder Meeting is held and CEPT Shareholder Approval is not received, (v) by CEPT if the consent of Securitize Stockholders to the Transactions is terminated, rendered invalid or is no longer in effect, (vi) by CEPT in connection with a material breach of a representation, warranty, covenant or other agreement by Pubco or Securitize, if the breach would result in the failure of the related condition to Closing, (vii) by Securitize in connection with a material breach of a representation, warranty, covenant or other agreement by CEPT, if the breach would result in the failure of the related condition to Closing, or (viii) by either CEPT or Securitize if the Closing has not occurred on or before the nine month anniversary of the date of the Business Combination Agreement (as such date may be extended in accordance with the Business Combination Agreement).

None of the parties to the Business Combination Agreement is required to pay a termination fee or reimburse any other party for its expenses as a result of a termination of the Business Combination Agreement. However, each party will remain liable for willful breaches of the Business Combination Agreement or for Fraud Claims prior to termination.

Trust Account Waiver

Each of Securitize, Pubco and CEPT Merger Sub agreed that it and its respective affiliates will not have any right, title, interest or claim of any kind in or to any monies in CEPT’s trust account held for its public shareholders, and agreed not to, and waived any right to, make any claim against the trust account (including any distributions therefrom).

The Business Combination Agreement is filed as Exhibit 2.1 to this Current Report on Form 8-K and the foregoing description thereof is qualified in its entirety by reference to the full text of the Business Combination Agreement and the terms of which are incorporated by reference herein. The filing of the Business Combination Agreement herewith provides investors with information regarding its terms and is not intended to provide any other factual information about the parties. In particular, the assertions embodied in the representations and warranties contained in the Business Combination Agreement were made as of the execution date of the Business Combination Agreement only and are qualified by information in confidential disclosure schedules provided by the parties to each other in connection with the signing of the Business Combination Agreement. These disclosure schedules contain information that modifies, qualifies, and creates exceptions to the representations and warranties set forth in the Business Combination Agreement. Moreover, certain representations, warranties and covenants in the Business Combination Agreement may have been used for the purpose of allocating risk between the parties rather than establishing matters of fact. Accordingly, you should not rely on the representations, warranties and covenants in the Business Combination Agreement as characterizations of the actual statements of fact about the parties.

Shareholder Support Agreement

Contemporaneously with the execution of the Merger Agreement, CEPT, PubCo, Securitize and certain Securitize Stockholders entered into a Shareholder Support Agreement (the “Shareholder Support Agreement”), pursuant to which, among other things, the Securitize Stockholders party to the Shareholder Support Agreement agreed (i) not to transfer their Securitize shares, and to vote their Securitize shares in favor of the Business Combination Agreement and the Transactions (including by execution of a written consent), (ii) not to facilitate any Company Acquisition Proposal, (iii) to terminate certain shareholders agreements with Securitize (with certain exceptions), effective immediately prior to Closing, and (iv) to release the Sponsor, CEPT, Securitize, and their subsidiaries from pre-Closing claims, subject to customary exceptions.

The Shareholder Support Agreement will terminate and (except as contemplated therein), be of no further force or effect upon the earlier of the Closing and termination of the Business Combination Agreement pursuant to its terms. Upon such termination of the Shareholder Support Agreement, except as contemplated therein, the obligations of the parties under the Shareholder Support Agreement will terminate; provided, however, that such termination will not relieve any party thereto from liability arising in respect of any breach of the Shareholder Support Agreement prior to such termination.

The Shareholder Support Agreement is filed as Exhibit 10.1 to this Current Report on Form 8-K, and the foregoing description thereof is qualified in its entirety by reference to the full text of the Shareholder Support Agreement.

Sponsor Support Agreement

Contemporaneously with the execution of the Business Combination Agreement, CEPT, Cantor EP Holdings II, LLC, a Delaware limited liability company (the “Sponsor”), Pubco and Securitize entered into a Sponsor Support Agreement (the “Sponsor Support Agreement”), pursuant to which, among other things, the Sponsor agreed (i) to vote its CEPT Ordinary Shares in favor of the Business Combination Agreement and the Transactions and each of the CEPT Shareholder Approval Matters, (ii) vote its CEPT Ordinary Shares against (a) any Acquisition Proposal, (b) any merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by CEPT (other than the Transactions), (c) any change in the business of CEPT, and (d) any proposal, action or agreement involving CEPT that would or would reasonably be expected to jeopardize the Transactions, (iii) to comply with the restrictions imposed by the letter agreement, dated as of May 2, 2025, by and among CEPT, the Sponsor and the other parties thereto (the “Insider Letter”), including the restrictions on transferring and redeeming CEPT Ordinary Shares in connection with the Transactions, (iv) to waive the anti-dilution rights of the issued and outstanding CEPT Class B Ordinary Shares set forth in the CEPT Memorandum and Articles, (v) to surrender, for no consideration, up to 30% of its CEPT Class B Ordinary Shares immediately prior to, and conditioned upon, the consummation of the CEPT Merger (the “Surrendered CEPT Shares”) (such number of Surrendered CEPT Shares to be determined pursuant to a formula taking into account the number of CEPT Redeemed Shares and the gross proceeds from the PIPE Investments exceeding $100.0 million), and (vi) subject to and conditioned upon the Closing, agree that any loans outstanding from the Sponsor to CEPT shall be repaid either in cash or in CEPT Class A Ordinary Shares at $10.00 per share as determined by the Sponsor.

In addition, Sponsor agreed to subject 30% of the shares of Pubco Common Stock that it will receive in the CEPT Merger in exchange for the CEPT Class A Ordinary Shares it receives upon conversion of its CEPT Class B Ordinary Shares after accounting for the Surrendered CEPT Shares (the “Sponsor Earn-Out Shares”) to vesting and potential forfeiture (and related transfer restrictions) after the Closing based on an earn-out during the Earn-Out Period, with (i) one-third of the Sponsor Earn-Out Shares being released if the VWAP of Pubco Common Stock exceeds $12.50 for 20 out of any 30 trading days beginning 90 days after Closing (the “$12.50 VWAP Condition”), (ii) one-third of the Sponsor Earn-Out Shares being released if the VWAP of Pubco Common Stock exceeds $15.00 for 20 out of any 30 trading days beginning 90 days after Closing (the “$15.00 VWAP Condition”), and (iii) one-third of the Sponsor Earn-Out Shares being released if the VWAP of Pubco Common Stock exceeds $17.50 for 20 out of any 30 trading days beginning 90 days after Closing ((the “$17.50 VWAP Condition”), in each case, subject to early release for release events including a Pubco sale, change of control, going private transaction or delisting after the Closing.

The parties also agreed to modify the lock-up applicable to the CEPT Class B Ordinary Shares set forth in the Insider Letter so that all of the shares of Pubco Common Stock that the Sponsor will receive in the CEPT Merger in exchange for the CEPT Class A Ordinary Shares it receives upon conversion of its CEPT Class B Ordinary Shares are subject to a 180 days lock-up, subject to certain exceptions and with early release for release events including a Pubco sale, change of control, going private transaction or delisting after the Closing. In addition, one-third of such shares are subject to early release based on satisfaction of the $12.50 VWAP Condition, two-thirds of such shares are subject to release based on satisfaction of the $15.00 VWAP Condition, and all of such shares are subject to release based on satisfaction of the $17.50 VWAP Condition.

The Sponsor Support Agreement will terminate and (except as contemplated therein), be of no further force or effect upon the earlier of the Closing and termination of the Business Combination Agreement pursuant to its terms. Upon such termination of the Sponsor Support Agreement, except as contemplated therein, the obligations of the parties under the Sponsor Support Agreement will terminate; provided, however, that such termination will not relieve any party thereto from liability arising in respect of any breach of the Sponsor Support Agreement prior to such termination.

The Sponsor Support Agreement is filed as Exhibit 10.2 to this Current Report on Form 8-K, and the foregoing description thereof is qualified in its entirety by reference to the full text of the Sponsor Support Agreement and the terms of which are incorporated by reference herein.

Lock-Up Agreement

Concurrently with the Closing, as a condition to receiving their shares of Pubco Common Stock in the Securitize Merger, each Securitize Stockholder will enter into a Lock-Up Agreement with Pubco (each, a “Lock-Up Agreement”), pursuant to which each such Securitize Stockholder will agree that the shares of Pubco Common Stock received in the Securitize Merger will be locked-up and subject to transfer restrictions, as described below, subject to certain exceptions. The shares of Pubco Common Stock held by each Securitize Stockholder will be locked up until 180 days following the Closing, with (i) one-third of such shares being released if the VWAP of Pubco Common Stock exceeds $15.00 for 20 out of any 30 trading days beginning 90 days after Closing, (ii) one-third of such shares being released if the VWAP of Pubco Common Stock exceeds $17.50 for 20 out of any 30 trading days, and (iii) one-third of such shares being released if the VWAP of Pubco Common Stock exceeds $20.00 for 20 out of any 30 trading days, in each case, subject to early release for release events including a Pubco sale, change of control, going private transaction or delisting after the Closing.

The form of Lock-Up Agreement is filed as Exhibit 10.3 to this Current Report on Form 8-K, and the foregoing description thereof is qualified in its entirety by reference to the full text of the form of Lock-Up Agreement and the terms of which are incorporated by reference herein.

Amended and Restated Registration Rights Agreement

Concurrently with the Closing, the Sponsor, CEPT, Pubco and certain Securitize Stockholders will enter into a registration rights agreement that will amend and restate the registration rights agreement entered into at the time of CEPT’s initial public offering between CEPT and the Sponsor (the “Amended and Restated Registration Rights Agreement”), pursuant to which Pubco will (i) assume the registration obligations of CEPT under such registration rights agreement, with such rights applying to the shares of Pubco Common Stock and (ii) provide registration rights with respect to the resale of shares of Pubco Common Stock held by the Sponsor and the Securitize Stockholders party thereto.

The form of Amended and Restated Registration Rights Agreement is filed as Exhibit 10.4 to this Current Report on Form 8-K, and the foregoing description thereof is qualified in its entirety by reference to the full text of the form of the Amended and Restated Registration Rights Agreement and the terms of which are incorporated by reference herein.

PIPE Subscription Agreements

Contemporaneously with the execution of the Business Combination Agreement, CEPT, Pubco and Securitize entered into subscription agreements (the “PIPE Subscription Agreements”) with certain investors (the “PIPE Investors”), pursuant to which the PIPE Investors agreed to purchase, in a private placement immediately prior to the CEPT Merger, 22.5 million CEPT Class A Ordinary Shares (the “PIPE Shares”), at a purchase price of $10.00 per share payable in cash, for an aggregate purchase price of $225 million (the “PIPE Investment”). PIPE Investors are permitted under the PIPE Subscription Agreements to satisfy their commitments thereunder through the purchase of CEPT Class A Ordinary Shares on the public market, subject to certain restrictions set forth therein.

The closing of the PIPE Investment is contingent upon the satisfaction of all closing conditions to consummate the Transactions and the PIPE Investors’ consent to any amendments, modifications or waivers to the terms of the Business Combination Agreement that would reasonably be expected to materially and adversely affect the economic benefits of the PIPE Investors, among other customary closing conditions.

Pursuant to the PIPE Subscription Agreements, Pubco has agreed to certain obligations to register and maintain the registration of the shares of Pubco Common Stock into which the PIPE Shares are converted, including that, within 30 calendar days after the Closing, Pubco will file with the SEC (at Pubco’s sole cost and expense) a registration statement registering the resale of the shares of Pubco Common Stock into which the PIPE Shares are converted, and Pubco shall use its commercially reasonable efforts to have such registration statement declared effective as soon as practicable after the filing thereof, but in any event no later than 90 calendar days after the Closing, which may be extended by a maximum of 90 calendar days depending on the level of SEC review involved.

Each PIPE Subscription Agreement shall terminate and be void and of no further force and effect upon the earliest to occur of (i) such date and time as the Business Combination Agreement is terminated in accordance with its terms; (ii) the mutual written agreement of the respective parties to terminate such agreement; or (iii) October 27, 2026.

The form of PIPE Subscription Agreement is filed as Exhibit 10.5 to this Current Report on Form 8-K, and the foregoing description thereof is qualified in its entirety by reference to the full text of the form of the PIPE Subscription Agreement and the terms of which are incorporated by reference herein.

Item 3.02. Unregistered Sale of Equity Securities.

The disclosure set forth above in Item 1.01 of this Report is incorporated by reference herein, to the extent applicable. The CEPT Class A Ordinary Shares that may be issued in connection with the PIPE Investment will not be registered under the Securities Act in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder.

Item 8.01 Other Events.

Additional Information and Where to Find It

Pubco and Securitize intend to file with the Securities and Exchange Commission (the “SEC”) the Registration Statement, which will include a preliminary proxy statement of CEPT and a prospectus (the “Proxy Statement/Prospectus”) in connection with the Transactions. The definitive proxy statement and other relevant documents will be mailed to shareholders of CEPT as of a record date to be established for the CEPT Shareholders Meeting for voting on the Business Combination and other matters as described in the Proxy Statement/Prospectus. CEPT and/or Pubco will also file other documents regarding the Transactions with the SEC. This Report does not contain all of the information that should be considered concerning the Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF CEPT AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH CEPT’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT CEPT, PUBCO, SECURITIZE AND THE TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by CEPT and Pubco, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Cantor Equity Partners II, Inc., 110 East 59th Street, New York, NY 10022; e-mail: CantorEquityPartners@cantor.com, or upon written request to Securitize, Inc., via email at tom.murphy@securitize.io, respectively.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS REPORT. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The CEPT Class A Ordinary Shares to be issued in the PIPE Investment have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Participants in the Solicitation

CEPT, Pubco, Securitize and their respective directors, executive officers, and certain of their shareholders and other members of management and employees may be deemed under SEC rules to be participants in the solicitation of proxies from CEPT’s shareholders in connection with the Transactions. A list of the names of such persons, and information regarding their interests in the Transactions and their ownership of CEPT’s securities are, or will be, contained in CEPT’s filings with the SEC, including the IPO Prospectus. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies from CEPT’s shareholders in connection with the Transactions, including the names and interests of CEPT’s, Pubco’s and Securitize’s directors and executive officers, will be set forth in the Proxy Statement/Prospectus, which is expected to be filed by Pubco, Securitize and CEPT, as applicable, with the SEC. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This Report and the information contained herein are for informational purposes only and are not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the  Transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of CEPT or Pubco, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This Report contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Transactions involving Pubco, Securitize and CEPT, including expectations, hopes, beliefs, intentions, plans, prospects, financial results or strategies regarding Pubco, Securitize, CEPT and the Transactions and statements regarding the anticipated benefits and timing of the completion of the Transactions, the assets held by Pubco and Securitize, Pubco’s listing on any securities exchange, the macro and political conditions surrounding digital assets, the planned business strategy, plans and use of proceeds, objectives of management for future operations of Pubco, pro forma ownership of Pubco, the upside potential and opportunity for investors, Pubco’s plan for value creation and strategic advantages, market size and growth opportunities, investor benefits, regulatory conditions, competitive position, technological and market trends, future financial condition and performance and expected financial impacts of the Transactions, the satisfaction of closing conditions to the Transactions and the level of redemptions of CEPT’s public shareholders, and Pubco’s and Securitize’s expectations, intentions, strategies, assumptions or beliefs about future events, results of operations or performance or that do not solely relate to historical or current facts. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events or conditions that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this Report, including, but not limited to: the risk that the Transactions may not be completed in a timely manner or at all, which may adversely affect the price of CEPT’s securities; the risk that the Transactions may not be completed by CEPT’s business combination deadline; the failure by the parties to the Business Combination Agreement to satisfy the conditions to the consummation of the Business Combination, including the approval of CEPT’s shareholders, or the consummation of the PIPE Investment; failure to realize the anticipated benefits of the Transactions; the level of redemptions of CEPT’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the CEPT Class A Ordinary Shares or the shares of Pubco Common Stock; the lack of a third-party fairness opinion in determining whether or not to pursue the Business Combination; the failure of Pubco to obtain or maintain the listing of its securities on any securities exchange after closing of the Transactions; costs related to the Transactions and as a result of becoming a public company; changes in business, market, financial, political and regulatory conditions; risks relating to Pubco’s anticipated operations and business, including the highly volatile nature of the price of digital assets; risks related to increased competition in the industries in which Pubco will operate; risks relating to significant legal, commercial, regulatory and technical uncertainty regarding digital assets and tokenization; risks relating to the treatment of digital assets for U.S. and foreign tax purposes; risks that after consummation of the Transactions, Pubco experiences difficulties managing its growth and expanding operations; challenges in implementing Pubco’s business plan (including expanding and/or growing its advisory services business) due to operational challenges, significant competition and regulation; being considered to be a “shell company” by any stock exchange on which Pubco Common Stock will be listed or by the SEC, which may impact Pubco’s ability to list Pubco Common Stock and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities; the outcome of any potential legal proceedings that may be instituted against Pubco, Securitize, CEPT or others following announcement of the Transactions, and those risk factors discussed in documents that Pubco and/or CEPT filed, or that will be filed, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the IPO Prospectus, CEPT’s Quarterly Reports on Form 10-Q, CEPT’s Annual Report on Form 10-K and the Registration Statement that will be filed by Pubco and Securitize and the Proxy Statement/Prospectus contained therein, and other documents filed by CEPT and Pubco from time to time with the SEC. These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that CEPT, Securitize and Pubco do not presently know, or that CEPT, Securitize and Pubco currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and none of CEPT, Securitize or Pubco assumes any obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of CEPT, Securitize or Pubco gives any assurance that any of CEPT, Securitize or Pubco will achieve its expectations. The inclusion of any statement in this communication does not constitute an admission by CEPT, Securitize or Pubco or any other person that the events or circumstances described in such statement are material.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
2.1+†	Business Combination Agreement dated as of October 27, 2025, by and among CEPT, Securitize, Pubco, CEPT Merger Sub, and Securitize Merger Sub.
10.1†	Shareholder Support Agreement dated as of October 27, 2025, by and among CEPT, Pubco, Securitize and certain Securitize Stockholders.
10.2†	Sponsor Support Agreement dated as of October 27, 2025, by and among CEPT, Pubco, Securitize and Sponsor.
10.3	Form of Lock-Up Agreement, by and among Pubco and the undersigned holders thereto.
10.4†	Form of Amended and Restated Registration Rights Agreement, by and among Pubco, CEPT, Sponsor, and the other undersigned holders thereto.
10.5+†	Form of PIPE Subscription Agreement, by and among Pubco, CEPT, Securitize and the subscriber party thereto.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

+	Certain schedules, exhibits and similar attachments have been omitted pursuant to Item 601(a)(5) of Regulation S-K. CEPO will provide a copy of such omitted materials to the Securities and Exchange Commission or its staff upon request.

†	Certain personally identifiable information has been omitted from this exhibit pursuant to Item 601(a)(6) of Regulation S-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: October 30, 2025

CANTOR EQUITY PARTNERS II, INC.

By:	/s/ Brandon Lutnick
Name:	Brandon Lutnick
Title:	Chief Executive Officer